Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three months Ended September 30,			Fiscal Year Ended June 30,
	2006	2005	2006	2005	2004	2003	2002
EARNINGS
Income from continuing operations before income taxes	$301,659	$204,040	$899,958	$738,271	$472,956	$286,608	$218,036

Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	16,393	15,030	71,278	62,482	67,183	75,068	75,994
Amortization of deferred loan costs	369	841	1,888	1,457	2,293	1,786	1,357
Portion of rents representative of interest factor	6,402	5,377	25,609	21,507	21,213	20,585	20,509
Equity share of losses of companies for which debt obligations are not guaranteed	378		897			2,895	6,078
Amortization of previously capitalized interest	69	68	304	280	291	291	297

Income as adjusted	$325,270	$225,356	$999,934	$823,997	$563,936	$387,233	$322,271

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$16,393	$15,030	$71,278	$62,482	$67,183	$75,068	$75,994
Capitalized interest
Amortization of deferred loan costs	369	841	1,888	1,457	2,293	1,786	1,357
Portion of rents representative of interest factor	6,402	5,377	25,609	21,507	21,213	20,585	20,509

Fixed charges	$23,164	$21,248	$98,775	$85,446	$90,689	$97,439	$97,860

	14.04x	10.61x	10.12x	9.64x	6.22x	3.97x	3.29x